

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2021

Daniel Hodges
Chief Executive Officer
ComSovereign Holding Corp.
5000 Quorum Drive, STE 400
Dallas, TX 75254

> **Re: ComSovereign Holding Corp.**
> **Amendment No. 4 to**
> **Registration Statement on Form S-1**
> **Filed January 8, 2021**
> **File No. 333-248490**

Dear Mr. Hodges:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Executive Compensation, page 78

1. Please update your executive compensation disclosure to reflect the fiscal year ended December 31, 2020. Refer to Item 402(c) of Regulation S-K.

You may contact Beverly Singleton at 202-551-3328 or Melissa Raminpour at 202-551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Eric M. Hellige